A/f
6-10-2003

UF 6-5-03

SE[illegible] COMMISSION
[illegible]549

03015810

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SEC FILE NUMBER
8- 18884

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.B. Hanauer & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Gatehall Drive
(No. and Street)

Parsippany (City) New Jersey (State) 07054 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2003 WASH. D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Virginia Manna (973) 829-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Virginia Manna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.B. Hanauer & Co. and Subsidiaries, as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

Signature

Executive Vice President
Title

Notary Public

DIANE RUBIN
Notary Public, State of New York
No. 41-4935889
Qualified in Queens County
Commission Expires August 1, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.B. HANAUER & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
J.B. Hanauer & Co.
Parsippany, New Jersey

We have audited the accompanying consolidated statement of financial condition of J.B. Hanauer & Co. and subsidiaries as of March 31, 2003. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of J.B. Hanauer & Co. and subsidiaries at March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
May 22, 2003

J.B. HANAUER & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
March 31, 2003

ASSETS	
Cash	$ 86,000
Receivable from correspondent broker	3,602,000
Securities owned at market value	17,774,000
Restricted investments	2,420,000
Notes receivable	3,745,000
Other assets	2,467,000
Furniture, equipment and leasehold improvements - at cost, net of accumulated depreciation and amortization of $2,546,000	1,657,000
	$ 31,751,000
LIABILITIES	
Securities sold but not yet purchased at market value	$ 1,633,000
Accrued compensation and other accrued expenses	10,990,000
Income taxes payable	468,000
	13,091,000
Commitments and contingencies	
Subordinated liabilities	3,387,000
STOCKHOLDERS' EQUITY	
Capital stock - no par value, authorized 1,000,000 shares; issued 765,740 shares at stated value	396,000
Additional paid-in capital	3,592,000
Retained earnings	28,223,000
	32,211,000
Less cost of treasury stock (494,369 shares)	16,938,000
	15,273,000
	$ 31,751,000

See notes to consolidated statement of financial condition

J.B. HANAUER & CO. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
March 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] The accompanying statement of financial condition includes the accounts of J.B. Hanauer & Co. and its wholly owned subsidiaries, J.B. Hanauer Agency, Inc., V.S.A. Realty, Inc., Gatehall Financial Corp. and RealityBased Marketing, Inc. (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

[2] Security transactions are recorded on a trade date basis.

[3] Securities are valued at market.

[4] Depreciation of furniture and equipment (which includes software) is computed on the straight-line method over the estimated useful life of the asset, two to ten years. Leasehold improvements are amortized by the straight-line method over the life of the applicable leases, or the life of the improvement, if shorter.

[5] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NOTES RECEIVABLE

Notes receivable consist of $3,361,000 of notes issued in connection with the employment of financial advisors, most of which are collectible on a quarterly basis through November 2007 bearing interest at a rate of 4%, and $384,000 of notes receivable due from employees.

NOTE C - SUBORDINATED LIABILITIES

The subordinated liabilities at March 31, 2003 consist of borrowings under subordination agreements of $2,120,000 bearing interest at an adjustable rate of ½ of one percent above Wachovia Bank's prime commercial lending rate and $1,267,000 bearing interest at an adjustable rate of two percent per annum above Wachovia Bank's prime commercial lending rate, due in scheduled quarterly installments from May 2003 through November 2008. Of these liabilities, $2,740,000 is allowable in computing net capital under Rule 15c3-1 of the Securities and Exchange Commission.

NOTE D - STOCKHOLDERS' EQUITY

Pursuant to the terms of a stockholders' agreement the Company is committed, under certain conditions and events, to redeem a portion of its capital stock.

The Company maintains the J.B. Hanauer & Co. Employee Stock Compensation Program and has authorized the issuance of up to 150,000 shares of the Company's stock for this purpose. Of the shares previously awarded hereunder, 2,970 stock appreciation rights and 33,100 performance shares vested over a five-year period from April 1998 through April 2002. In April 2003, 2,025 performance shares vested and were paid in stock which amounted to approximately $114,000 and 2,035 performance shares will vest April 2004. These awards can be paid in stock, cash, or subordinated notes as determined by the Program Administrator.

NOTE D - STOCKHOLDERS' EQUITY (CONTINUED)

In March 2002, the Company replaced this program with the J.B. Hanauer & Co. Employee Stock Incentive Plan and has authorized the issuance of up to 75,000 shares of the Company's stock for this purpose. Pursuant to this program, approximately 12,125 stock bonus shares for the fiscal year ended March 31, 2003 and 26,116 stock bonus shares for the fiscal year ending March 31, 2004 have been awarded to employees who have met certain productivity requirements. Of these awards, 23,465 vest after five years and 14,776 vest ratably over a three-year period from 2004 through 2006. In the event of death or disability, these awards will vest immediately. Upon retirement, these awards will vest 20% for each completed year of service from the date of grant.

At March 31, 2003 accumulated credits in additional paid-in capital resulting from compensation charges relating to these stock compensation programs amounted to $898,000.

NOTE E - COMMITMENTS AND CONTINGENCIES

[1] The Company has noncancellable leases for office space and various equipment expiring periodically through 2008. The minimum aggregate rentals, net of sublease rentals, are as follows:

Year Ending March 31,	
2004	$ 2,814,000
2005	2,495,000
2006	2,230,000
2007	1,998,000
2008	989,000
	$ 10,526,000

Certain of these leases contain escalation clauses for increases in real estate taxes and cost of living adjustments based upon the consumer price index.

[2] The Company is subject to arbitrations and litigation matters in connection with matters which arose during the normal course of its business. The Company is also the subject of an employment practices claim brought by a former employee. It is the opinion of management that it has meritorious defenses to these actions, however, the ultimate outcome of these matters is not presently determinable. The Company believes that these aforementioned actions will result in no material adverse effect on its financial position.

[3] The Company has severance pay agreements with certain key employees to ensure the continued dedication of these employees in the event there is a Change of Control, as that term is defined in the agreements, and the employee is terminated. These agreements specify a certain agreed upon amount to be paid upon termination at any time during a two-year period following a Change of Control.

In addition, the Company maintains a bonus program whereby certain employees will be paid a bonus, over a three-year period through April 2006 or a five-year period ending January 2007 aggregating approximately $832,000 and $2,841,000, respectively, only if employed by the Company on the scheduled day of payment. In the case of death or disability, the Company will continue to pay the quarterly bonus through the scheduled end date.

NOTE E - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[4] The Company is obligated under two separate employment agreements which require aggregate annual payments of $250,000 through July 2004.

[5] The Company clears its securities transactions through Wexford Clearing Services Corporation ("Wexford") on a fully disclosed basis pursuant to a clearance agreement. Even though the Company clears its transactions through another broker/dealer, nonperformance by its customers in fulfilling their obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The Company's equity in accounts held by Wexford, consisting of securities owned, collateralize the margin amounts due to Wexford.

NOTE F - INCOME TAXES

Deferred income tax benefits are provided for the temporary differences that arise between financial statement and income tax reporting principally relating to the employee stock compensation program, deferred compensation plans, depreciation and amortization, other expenses and a net operating loss carryforward. As of March 31, 2003 the Company has capital loss carryforwards of approximately $250,000 and AMT credit carryforwards of $1,070,000. Included in other assets are gross deferred tax benefits of $2,642,000, offset by a valuation allowance of $2,242,000.

NOTE G - 401(K) SAVINGS AND INVESTMENT PLAN

The Company maintains a 401(k) savings and investment plan. Employees who have completed one year of service and have attained 21 years of age are eligible to participate. The Company, at its discretion, may make contributions to the plan equal to 25% of employee contributions with a maximum of 6% of eligible compensation which vests at the end of a three year period. Effective April 1, 2003, the plan was amended to allow employees to participate in the plan the first day of the quarter immediately following their date of employment. Employees must still complete one year of service to be eligible to receive a Company contribution.

NOTE H - DEFERRED COMPENSATION PLANS

The Company maintains a nonqualified deferred compensation plan for certain key employees that provides the opportunity to defer a portion of their compensation. The Company funds these deferred compensation liabilities by making contributions to a trust. Investments are made in money market and other mutual funds. At March 31, 2003, liabilities for deferred compensation amounted to $1,874,000.

The Company also maintains the J.B. Hanauer & Co. Employee Incentive Plan. This is also a nonqualified plan that provides benefits to key employees who meet certain productivity requirements. Contributions are made to a trust, which invests these funds into a money market and a mutual fund. At March 31, 2003, the liability pursuant to this program amounts to $546,000. In addition, approximately $638,000 has been awarded for the fiscal year ending March 31, 2004 to financial advisors. Each of these awards vest after five years of continuous employment with the Company. In the event of death or disability, these awards will vest immediately. Upon retirement, these awards will vest 20% for each completed year of service from the date of grant.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule promulgated by the Securities and Exchange Commission and has elected to comply with the alternative net capital computation provided in the Rule. This Rule requires the Company to maintain net capital equal to the greater of 2% of aggregate debit balances arising from customer transactions, or $250,000. At March 31, 2003 the Company had net capital of $8,399,000, which exceeded requirements by approximately $8,149,000. The net capital computation does not include the accounts of V.S.A. Realty, Inc., Gatehall Financial Corp., and RealityBased Marketing, Inc.